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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)


                             Surge Components, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  868908-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

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CUSIP No. 868908-10-4               SCHEDULE 13G               Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ira Levy

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,556,633 (See Item 4)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,556,633 (See Item 4)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,556,633  (See Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 868908-10-4               SCHEDULE 13G               Page 3 of 6 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

Surge Components, Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

1016 Grand Boulevard, Deer Park, New York  11729

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Ira Levy

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

1016 Grand Boulevard, Deer Park, New York  11729

________________________________________________________________________________
Item 2(c).  Citizenship:

USA

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, par value $.001 per share (the "Shares").

________________________________________________________________________________
Item 2(e).  CUSIP Number:

868908-10-4

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

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CUSIP No. 868908-10-4               SCHEDULE 13G               Page 4 of 6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          1,556,633

     (b)  Percent of class:

          This figure represents approximately 18.8% of the outstanding Shares of the Issuer. (1)

     (c)  Number of shares as to which such person has:

          The Reporting Person had sole voting power over 1,556,633 Shares, including shares underlying 1,303,333 currently exercisable stock options. The Reporting Person has sole dispositive power over all 1,556,633 Shares, including Shares underlying 1,303,333 currently exercisable stock options.(2)


----------
         (1) Based on 6,990,738 shares of the Issuer outstanding as of February 5, 2001, plus 1,303,333 shares issuable upon currently exercisable stock options.

         (2) Does not include 146,667 shares issuable upon the exercise of options which were granted, but which are not exercisable within the next 60 days.

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CUSIP No. 868908-10-4               SCHEDULE 13G               Page 5 of 6 Pages


________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

N/A

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

N/A

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

N/A

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

N/A

________________________________________________________________________________
Item 10.  Certifications.

N/A

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CUSIP No. 868908-10-4               SCHEDULE 13G               Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 13, 2001
                                        ----------------------------------------
                                                        (Date)


                                        /s/ Ira Levy
                                        ----------------------------------------
                                                      (Signature)


                                        Ira Levy
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).